Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Einride Autonomous Technologies AB	Sweden
Einride US Inc.	Delaware
Einride Technologies (Singapore) Pte. Ltd.	Singapore
Einride Technologies Belgium B.V.	Belgium
Einride Technologies Norway AS	Norway
Einride Technologies Netherlands B.V.	Netherlands
Einride Technologies Germany GmbH	Germany
Einride Technologies UK Limited	United Kingdom
Einride Austria GmbH	Austria
Einride Technologies Austria GmbH	Austria
Einride ME Freight Technologies L.L.C.	United Arab Emirates (Dubai)
Einride Autonomous Technologies US Inc.	Delaware
Einride Logistics Inc.	Delaware
Einride MidCo AB	Sweden
Einride Holding AB	Sweden
Einride Norway AS	Norway
Einride Sweden AB	Sweden
Einride Inc.	Delaware
Einride Benelux B.V.	Netherlands
Einride Germany GmbH	Germany
Einride UK Limited	United Kingdom
Einride Cayman Sub Limited	Cayman Islands